SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 30 July 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1. 1st Quarter Results announcement made on 30 July 2009

30 July 2009

BT GROUP PLC

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2009

	First quarter to 30 June
	2009	2008 [1]	Change
	£m	£m	%
Revenue	5,235	5,177	1
EBITDA - adjusted[2]	1,371	1,417	(3)
- reported	1,285	1,317	(2)
Profit before tax - adjusted[2]	427	519	(18)
- reported	272	497	(45)
Earnings per share - adjusted[2]	4.2p	5.1p	(18)
- reported	2.8p	4.9p	(43)
Free cash flow	(122)	(734)	n/m

Key points:

•	Revenue up 1%, down 3% excluding foreign exchange movements and acquisitions

•	EBITDA [2] decline of 3% due to BT Global Services

•	Rest of the group continues to perform well with EBITDA[2] growth of 6%

•	Sequential improvement in BT Global Services with EBITDA [2] almost double the previous quarter

•	Reduction of £357m in underlying operating costs and capital expenditure

•	Free cash flow improvement of £612m compared with the prior year, including a tax repayment of £210m

•	BT's retail share of DSL and LLU net additions was 46% in the quarter

Ian Livingston, Chief Executive, commenting on the first quarter results, said:

"We have made a solid start to the year against a background of challenging trading conditions. BT Global Services is making progress although there is still much to do. The rest of the group continues to perform well generating EBITDA 2 growth of 6%.

"We are on track to deliver reductions in operating costs and capital expenditure of well over £1bn and to generate group free cash flow3  of over £1bn this year."

1   Restated for the adoption of IFRS 2  'Share-based Payment - vesting conditions and cancellations'. See Note 1 on page 14 for details.

2  Before specific items, leaver costs and net interest on pensions.

3  Before any pension deficit payments, but after the cash costs of the BT Global Services restructuring.

BT Group plc

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2009

Group results

	First quarter to 30 June
	2009	2008 [1]	Change
	£m	£m	%
Revenue	5,235	5,177	1
EBITDA
- adjusted [2]	1,371	1,417	(3)
- reported	1,285	1,317	(2)
Operating profit
- adjusted [2]	633	726	(13)
- reported	547	626	(13)
Profit before tax
- adjusted [2]	427	519	(18)
- reported	272	497	(45)
Earnings per share
- adjusted [2]	4.2p	5.1p	(18)
- reported	2.8p	4.9p	(43)
Capital expenditure	559	802	(30)
Free cash flow	(122)	(734)	n/m
Net debt	10,517	10,581	(1)

Line of business results

					Operating
	Revenue	Change	EBITDA [2]	Change	profit (loss) [2]	Change
First quarter to 30 June	£m	%	£m	%	£m	%
BT Global Services	2,079	4	62	(66)	(124)	n/m
BT Retail	2,110	(2)	476	26	359	30
BT Wholesale	1,142	(1)	320	(1)	149	(3)
Openreach	1,306	-	503	2	302	(2)
Other	13	n/m	10	(77)	(53)	n/m
Intra-group items	(1,415)	(2)	-	-	-	-
Total	5,235	1	1,371	(3)	633	(13)

1   Restated for the adoption of IFRS 2 'Share-based Payment - vesting conditions and cancellations'. See Note 1 on page 14 for details.
2   Before specific items, leaver costs and net interest on pensions.

Notes:

Unless otherwise stated, any reference to earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, and operating costs is measured before specific items and leaver costs. In addition, adjusted profit before tax and adjusted earnings per share (EPS) is also shown before net interest on pensions (see Note 7). Unless otherwise stated, the change in results is year on year. Reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent statutory measures.

Underlying revenue, underlying operating costs, underlying EBITDA and underlying capital expenditure refer to the measure excluding foreign exchange rate movements and acquisitions. Underlying operating costs are also stated before specific items, leaver costs and depreciation and amortisation.

The commentary focuses on the trading results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in Note 5. Leaver costs are shown in Note 4(b). In addition, adjusted profit before tax and adjusted EPS is also shown before the net interest on pensions, due to the volatile nature of this item.

The income statement, cash flow statement and balance sheet are provided on pages 10 to 13. A reconciliation of EBITDA (as defined above) to group operating profit is provided on page 20. A reconciliation of adjusted profit before tax (as defined above) to reported profit before tax is provided on page 20. A reconciliation of reported EPS to adjusted EPS is provided on page 17. A definition and reconciliation of free cash flow and net debt are provided on pages 18 to 19.

The line of business commentaries also discuss operating cash flow before specific items and leaver costs. Operating cash flow is defined as EBITDA less direct and allocated capital expenditure (net of capital accrual movements), working capital movements and movements in provisions and other non-cash items.

Enquiries:

Press office:
Peter Morgan/Ross Cook	Tel: 020 7356 5369

Investor relations:
Catherine Nash	Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at  www.bt.com/results .

The second quarter and half year results for 2009/10 are expected to be announced on 12 November 2009.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit  www.btplc.com

BT Group plc

RESULTS FOR THE FIRST QUARTER TO 30 JUNE 2009

GROUP RESULTS

Operating results overview

Revenue was up 1% to £5,235m including favourable foreign exchange movements of £169m and the impact of acquisitions of £27m. Excluding the impact of these, underlying revenue decreased by 3%. Adjusted EBITDA decreased by 3% to £1,371m, held back by BT Global Services. The rest of the group has performed well with adjusted EBITDA increasing by 6% driven by growth in both BT Retail and Openreach and an improved performance in BT Wholesale. This continued good performance in three out of four of our lines of business is primarily due to the effective delivery of cost savings and the effect of a one-off revenue and EBITDA benefit in BT Retail. Foreign exchange movements and the impact of acquisitions had no overall effect on EBITDA.

With effect from this quarter, the group has adopted a new measure of adjusted profit before tax and adjusted EPS, which is before specific items, leaver costs and also net interest on pensions. This is due to the volatile nature of the non-cash pensions accounting under IAS 19. The notional net interest on our defined benefit pension scheme in the quarter was an expense of £69m compared with income of £78m last year, an adverse movement of £147m. Adjusted EPS decreased by 18% to 4.2p as a result of the year on year decline in BT Global Services results. A reconciliation of reported EPS to adjusted EPS is provided in Note 7(b) on page 17.

Other operating income decreased by £11m to £79m, largely due to some one-off items in the prior year. Group operating costs increased by 2% to £4,726m, due to the impact of foreign exchange movements of £169m and acquisitions of £27m. Underlying group operating costs reduced by 3% to £3,747m. Excluding BT Global Services, underlying group operating costs reduced by 6%. Leaver costs were £45m (Q1 2008/09: £73m).

Our direct staff costs, on an underlying basis, decreased by 12% to £1,216m largely due to the impact of staff reductions and lower pension charges. The reduction in pension charges is a result of the implementation of the pensions review changes from 1 April 2009.  The direct staff cost reductions were offset by an increase in other operating costs which increased by 7% to £1,703m, on an underlying basis, mainly due to lower contract costs being capitalised in BT Global Services.

In total, underlying operating costs and underlying capital expenditure reduced by £357m to £4,295m, a reduction of 8% compared with the prior year.

Depreciation and amortisation increased by 7% to £738m reflecting the impact of Ethernet and ADSL2+ assets being brought into use.

Free cash flow was an outflow of £122m in the quarter, an improvement of £612m year on year largely due to improved working capital performance, lower capital expenditure and a tax repayment of £210m.

Outlook

Our outlook as stated in our full year 2008/09 results announcement remains unchanged. We continue to expect a decline in revenue of 4% to 5%, a reduction in capital expenditure and operating costs of well over £1bn and to generate group free cash flow (before pension deficit payments and after the cash costs of BT Global Services restructuring) of over £1bn in 2009/10.

Restatements

As described in Note 1, we have adopted the amendment to IFRS 2  'Share-based Payment - vesting conditions and cancellations'  resulting in a change in the group's accounting policy for share-based payments. Our prior period comparatives have been restated resulting in a reduction of £16m in EBITDA for Q1 2008/09 and £110m for FY 2008/09, which is reflected in the 'Other' segment.

We have also restated our 2008/09 line of business comparatives as a result of customer account moves and internal trading model changes effective from 1 April 2009 which have no impact on the total group results. The impact of these restatements on prior period line of business results are provided in Note 14.

Line of business results

With effect from this quarter we have included operating cashflow and capital expenditure measures in our line of business commentaries. Operating cash flow is defined as EBITDA less direct and allocated capital expenditure (net of capital accruals), working capital movements and movements in provisions and other non-cash items. Capital expenditure includes both direct expenditure and allocated shared infrastructure expenditure.

OPERATING REVIEW

BT Global Services

	First quarter to 30 June
	2009	2008 [1]	Change
	£m	£m	£m	%
Revenue	2,079	1,994	85	4
Net operating costs [2]	2,017	1,812	205	11
EBITDA	62	182	(120)	(66)
Depreciation & amortisation	186	181	5	3
Operating (loss) profit	(124)	1	(125)	n/m

Capital expenditure	131	245	(114)	(47)

Operating cash flow	(459)	(637)	178	28

1  Restated for the impact of customer account moves and internal trading model changes - See Note 1 for details.

2  Net of other operating income.

3  Before contract and financial review charges, and restated for the customer account moves and internal trading model changes

Revenue

BT Global Services revenue increased by 4% to £2,079m with foreign exchange movements contributing £154m and acquisitions £8m. Excluding the impact of these, underlying revenue decreased by 4%. The underlying decline is largely due to the impact of mobile termination rate reductions and lower call volumes in continental Europe and the continued decline in our UK calls and lines business.

Total order intake in the quarter was £1.4bn leading to a rolling 12 month order intake of £7.5bn. As previously stated, the market trend towards lower value and shorter contracts and longer sales lead times as customers delay decisions in the current economic climate are expected to result in a lower order intake for this financial year.

In the quarter we were awarded a  five year contract by the UK Ministry of Defence worth more than £99m to support communications across 197 military bases, and the  Fiat Group renewed its global outsourcing contract, worth €325m over the next five years. We were also awarded a new two year inbound services contract by Lloyds Banking Group.

Operating results

We have made progress with our cost saving initiatives. Excluding foreign exchange movements of £166m and acquisitions of £8m, underlying operating costs of £1,853m for the quarter increased by only 1% representing continued improvement in the sequential trend from the previous two quarters. Total labour resource was reduced by around 2,300 in the quarter.  Operating costs were adversely impacted year on year by lower contract costs being capitalised in the quarter. Net operating costs increased by 11% to £2,017m.

As a result of our progress in addressing the cost base, EBITDA increased to £62m compared with £32m3  in the fourth quarter and £7m3  in the third quarter of last year. Depreciation and amortisation increased by 3% to £186m due mainly to the adverse impact of foreign exchange movements.

Capital expenditure was reduced by 47% as a result of improved procurement efficiencies and more stringent investment return criteria. Operating cash outflow was £178m better due to improved working capital performance and reduced capital expenditure more than offsetting the lower EBITDA.

BT Retail

	First quarter to 30 June
	2009	2008 [1]	Change
	£m	£m	£m	%
Revenue	2,110	2,158	(48)	(2)
Net operating costs[2]	1,634	1,781	(147)	(8)
EBITDA	476	377	99	26
Depreciation & amortisation	117	100	17	17
Operating profit	359	277	82	30

Capital expenditure	81	127	(46)	(36)

Operating cash flow	363	169	194	n/m

1  Restated for the impact of customer account moves and internal trading model changes - see Note 1 for details.

2  Net of other operating income.

Revenue

BT Retail revenue declined by 2% to £2,110m due largely to a reduction in calls and lines revenue. Revenue for the quarter includes a one-off benefit of £38m relating to prior periods, which also flowed through to benefit EBITDA. Underlying revenue, excluding the one-off benefit, declined by 6%. Consumer revenue declined by 1% and BT Business revenue declined by 8% as small businesses are impacted by the economic downturn.

In the maturing broadband market, BT remains the largest provider with a retail market share of the DSL and LLU installed base of 35% at 30 June 2009. Net additions were 78,000 in the quarter and total customers remained at 4.8m. BT's retail share of net additions was 46%. During the quarter we announced the launch of ADSL2+ to consumer and business markets, more than doubling the broadband speed at no extra cost.

BT Vision net additions were 38,000 in the quarter before adjusting for inactive customers. After these adjustments, the customer base was 433,000 at 30 June 2009.

Operating results

The decline in revenue and focus on cost control has driven an 8% reduction in net operating costs to £1,634m, delivered through cost transformation programmes focused on labour productivity, systems rationalisation and supplier management. Underlying operating costs decreased by 10% to £1,620m.

EBITDA increased 26% to £476m, although on an underlying basis (excluding the one-off benefit) the increase was 15%. This reflects the timing of price initiatives which will not continue to flow through at a similar level in this financial year. As a result, we expect the increase in the EBITDA growth rate to return to mid single digits for the rest of the financial year.

Depreciation and amortisation increased by 17% to £117m. Overall this resulted in an operating profit of £359m, an increase of 30%.

Capital expenditure was £46m lower largely due to lower central infrastructure expenditure. Operating cash flow was £194m higher due to the EBITDA growth, improved cash collections from customers and lower capital expenditure.

BT Wholesale

	First quarter to 30 June
	2009	2008 [1]	Change
	£m	£m	£m	%
Revenue	1,142	1,156	(14)	(1)
Net operating costs[2]	822	832	(10)	(1)
EBITDA	320	324	(4)	(1)
Depreciation & amortisation	171	170	1	1
Operating profit	149	154	(5)	(3)

Capital expenditure	71	120	(49)	(41)

Operating cashflow	108	45	63	n/m

1  Restated for the impact of customer account moves and internal trading model changes - see Note 1 for details.

2  Net of other operating income.

Revenue

BT Wholesale revenue declined by 1% to £1,142m, which was better than anticipated as the decline in transit did not materialise as expected. The revenue movement reflects reductions in low margin transit of £27m, conveyance of £21m, circuits of £18m and broadband of £12m as a result of continued migrations to LLU. These declines were largely offset by continued strong growth in managed network solutions which more than doubled to £167m. We still expect a decline in transit revenue during this financial year, primarily from the price impact of mobile termination rate reductions and also as operators continue to interconnect directly.

We continue to win major new contracts, including a 10 year managed network solutions agreement with KCOM Group to outsource the management of KCOM's UK network operations. We will manage, maintain and enhance network operations, network management and vendor management on KCOM's behalf.

Operating results

The decline in revenue and continued focus on cost control including initiatives to reduce total labour resource has reduced net operating costs by 1% to £822m. EBITDA decreased by 1% to £320m, continuing the improvement in the rate of decline over recent quarters. Depreciation and amortisation increased by 1% to £171m and as a result operating profit declined by 3% to £149m.

Capital expenditure was £49m lower due to improved procurement, process efficiencies and more stringent investment return criteria. Operating cash flow was £63m higher primarily due to lower capital expenditure and improved working capital performance as a result of the timing of receipts from customers.

Openreach

	First quarter to 30 June
	2009	2008	Change
	£m	£m	£m	%
External revenue	280	237	43	18
Revenue from other BT lines of business	1,026	1,069	(43)	(4)
Revenue	1,306	1,306	-	-
Net operating costs[1]	803	815	(12)	(1)
EBITDA	503	491	12	2
Depreciation & amortisation	201	184	17	9
Operating profit	302	307	(5)	(2)

Capital expenditure	203	227	(24)	(11)

Operating cashflow	237	256	(19)	(7)

1  Net of other operating income.

Revenue

Total revenue remained flat at £1,306m. Revenue from other BT lines of business decreased by 4% primarily due to Ethernet price reductions, the impact of the continued migration to external communication providers (CPs) and lower connections, as a result of external factors such as lower activity in the housing market. This was partially offset by a one-off internal billing to ensure compliance with the Undertakings. External revenue increased by 18% due to continued growth in the WLR and LLU rental base with external CPs.

Operating results

Net operating costs reduced by 1% to £803m, helped by our continued investment in the quality of our network, driving the number of customer reported faults down by 30%. Continued process improvements and efficiencies, together with the lower levels of connection and migration activity, have contributed to a reduction in total labour costs. This has been achieved through reducing overtime, minimising the use of third party resource, natural attrition and leavers.

Despite flat revenues, cost reduction activities have delivered a 2% increase in EBITDA. Depreciation and amortisation increased by 9% due to the significant investment in prior periods on high value software assets, provisioning activity and improving the health of the network. As a result, operating profit decreased by 2% to £302m.

Capital expenditure reduced by 11% to £203m due to lower connection activity in the housing market and our efficiency initiatives. This has been partially offset by increased investment in our fibre network programme to provide super-fast broadband services to at least 40% of UK households by 2012. We plan to accelerate the rollout of these services and aim to provide speeds of up to 40Mbps to 1.5m homes and businesses by summer 2010. 1m of these homes and businesses will have access by March 2010 which represents a doubling of our original plans.

Operating cash flow reduced by 7% to £237m. Increases in EBITDA and a reduction in capital expenditure were more than offset by lower cash receipts from customers primarily due to higher one-off collections in the prior year.

OTHER GROUP ITEMS

Net finance expense

Net finance expense before specific items was £283m, an increase of £153m, principally due to the notional non-cash pension interest expense under IAS 19. The increase in the notional pension net interest of £147m is largely due to the reduction in asset values during the 2008/09 financial year.

Tax

The effective tax rate on the profit before specific items was 22.2% (23.5% last year) compared with the UK statutory rate of 28%, reflecting the continued focus on tax efficiency within the group.

Specific items

Specific items are defined in Note 5. Specific items in the quarter were a charge before tax of £41m (Q1 2008/09: £27m) and a net charge after tax of £30m (Q1 2008/09: £19m). Specific items before tax comprise BT Global Services restructuring charges which relate to people and transformation costs. Specific items recognised in the prior year comprised costs of £27m relating to the group's transformation and reorganisation activities.

Earnings per share

Adjusted EPS (before specific items, leaver costs and net interest on pensions) was 4.2p (Q1 2008/09: 5.1p). This is based on average shares in issue of 7,735m (Q1 2008/09: 7,731m). EPS before specific items and leaver costs was 3.6p (Q1 2008/09: 5.9p). Reported EPS was 2.8p (Q1 2008/09: 4.9p). A reconciliation from reported EPS to adjusted EPS is provided in Note 7(b) on page 17.

Cash flow and liquidity

Net cash inflow from our operating activities in the first quarter was £839m (Q1 2008/09: £387m) largely due to improved working capital and a tax repayment of £210m relating to the prior year. Free cash flow was an outflow of £122m, being an improvement of £612m. The significant improvement in free cash flow reflects the impact of lower working capital outflows, lower capital expenditure and the tax repayment. Free cash flow is defined and reconciled in Note 8(b).

Net cash outflow for the purchase of property, plant and equipment and software was £678m (Q1 2008/09: £836m). The net cash outflow on acquisition of subsidiaries in the quarter was £12m (Q1 2008/09: £94m) principally comprising deferred consideration relating to a previous acquisition .

During the quarter we raised new long term borrowings of £520m at an average annualised interest rate of 6.8% for which there was a strong demand and the issue was oversubscribed. Our undrawn committed facilities of £2.4bn provide us with a strong liquidity and funding position and the group has no significant debt maturities until December 2010. Cash collections from our customers remain strong, in spite of the difficult economic conditions.

Net debt

Net debt was £10,517m at 30 June 2009 (31 March 2009: £10,361m, 30 June 2008: £10,581m). Net debt is defined and reconciled in Note 9.

Capital expenditure

Capital expenditure reduced by 30% to £559m and we remain on track for our full year capital expenditure target of around £2.7bn. The reduction in the quarter reflects improved procurement, better process efficiency within our engineering workforce and more stringent investment return criteria.

Pensions

The IAS 19 net pension position at 30 June 2009 was a deficit of £5.8bn net of tax (£8.0bn gross of tax), compared with a deficit of £2.9bn at 31 March 2009 (£4.0bn gross of tax). The market value of the BT Pension Scheme assets was £30.4bn at 30 June 2009 (31 March 2009: £29.3bn). The value of the BT Pension Scheme liabilities was £38.3bn (31 March 2009: £33.1bn). The IAS19 liability valuation position is based on an AA bond rate of 6.2% (31 March 2009: 6.85%) and an inflation rate of 3.25% (31 March 2009: 2.90%). The deterioration in the position since 31 March 2009 is due to the reducing discount rate and increasing inflation rate, more than offsetting the asset value increase of £1.1bn.

The IAS 19 deficit pension position at 30 June 2009 has resulted in an overall net balance sheet liability position of £3.2bn. This does not affect the distributable reserves and dividend paying capacity of BT Group plc, the parent company.

FINANCIAL STATEMENTS

Group income statement

for the first quarter to 30 June 2009

		Before	Specific items
		specific items	(Note 5)	Total
	Notes	£m	£m	£m
Revenue	2	5,235	-	5,235
Other operating income		79	-	79
Operating costs	4	(4,726)	(41)	(4,767)
Operating profit		588	(41)	547

Finance expense		(767)	-	(767)
Finance income		484	-	484
Net finance expense	6	(283)	-	(283)

Share of post tax profits of associates and joint ventures		8	-	8
Profit before tax		313	(41)	272

Tax		(69)	11	(58)
Profit for the period		244	(30)	214

Attributable to:
Equity shareholders		244	(30)	214
Minority interests		-	-	-

Earnings per share	7
- basic		3.2p		2.8p
- diluted		3.1p		2.7p

Group income statement

for the first quarter to 30 June 2008

		Before	Specific items
		specific items	(Note 5)	Total [1]
	Notes	£m	£m	£m
Revenue	2	5,177	-	5,177
Other operating income		90	-	90
Operating costs	4	(4,614)	(27)	(4,641)
Operating profit		653	(27)	626

Finance expense		(796)	-	(796)
Finance income		666	-	666
Net finance expense	6	(130)	?	(130)

Share of post tax profits of associates and joint ventures		1	-	1
Profit before tax		524	(27)	497

Tax		(123)	8	(115)
Profit for the period		401	(19)	382

Attributable to:
Equity shareholders		400	(19)	381
Minority interests		1	-	1

Earnings per share	7
- basic		5.2p		4.9p
- diluted		5.1p		4.8p

1 Restated, see Note 1.

Group statement of comprehensive income

for the first quarter to 30 June 2009

	First quarter to 30 June
	2009	2008 [1]
	£m	£m
Profit for the period	214	382

Other comprehensive (loss) income
Actuarial losses on defined benefit pension schemes	(4,017)	(3,803)
Exchange losses on translation of foreign operations	(365)	(29)
Fair value losses on cash flow hedges	(457)	(13)
Movement in assets available for sale reserve	2	9
Tax on items taken directly to equity	1,266	1,034

Other comprehensive loss for the period, net of tax	(3,571)	(2,802)
Total comprehensive loss for the period	(3,357)	(2,420)
Attributable to:
Equity shareholders	(3,357)	(2,421)
Minority interests	-	1
	(3,357)	(2,420)

1 Restated, see Note 1.

Group cash flow statement

for the first quarter to 30 June 2009

	First quarter to 30 June
	2009	2008
	£m	£m
Cash flow from operating activities
Cash generated from operations (Note 8(a))	629	387
Income taxes received	210	-
Net cash inflow from operating activities	839	387

Cash flow from investing activities
Interest received	1	7
Dividends received from associates and joint ventures	1	-
Proceeds on disposal of property, plant and equipment	7	8
Acquisition of subsidiaries, net of cash acquired	(12)	(94)
Purchases of property, plant and equipment and computer software	(685)	(844)
Purchases of current financial assets	(2,644)	(1,032)
Sale of current financial assets	1,800	1,167
Net cash used in investing activities	(1,532)	(788)

Cash flow from financing activities
Equity dividends paid	(2)	(2)
Dividends paid to minority interests	-	(1)
Interest paid	(285)	(292)
Repayments of borrowings	(11)	(89)
New bank loans and bonds	522	794
Net repayment of commercial paper	(170)	(71)
Net proceeds on issue (repurchase) of ordinary shares	1	(268)
Net cash received from financing activities	55	71

Effects of exchange rate changes	(30)	(2)
Net decrease in cash and cash equivalents	(668)	(332)

Cash and cash equivalents at beginning of period	1,115	1,174

Cash and cash equivalents, net of bank overdrafts, at end of period (Note 8(c))	447	842

Free cash flow (Note 8(b))	(122)	(734)

Increase in net debt from cash flows	135	1,099

Group balance sheet

at 30 June 2009

	30 June	30 June[1]	31 March[1]
	2009	2008	2009
	£m	£m	£m
Non current assets
Intangible assets	3,602	3,545	3,788
Property, plant and equipment	15,098	15,291	15,405
Derivative financial instruments	1,100	281	2,542
Investments	55	41	55
Associates and joint ventures	130	84	132
Trade and other receivables	349	890	322
Deferred tax assets	2,245	268	1,103
	22,579	20,400	23,347

Current assets
Inventories	128	153	121
Trade and other receivables	4,270	4,959	4,185
Derivative financial instruments	54	16	158
Investments	996	302	163
Cash and cash equivalents	457	1,036	1,300
	5,905	6,466	5,927

Total assets	28,484	26,866	29,274

Current liabilities
Loans and other borrowings	1,062	1,250	1,542
Derivative financial instruments	68	22	56
Trade and other payables	6,631	7,060	7,215
Current tax liabilities	271	348	1
Provisions	219	61	254
	8,251	8,741	9,068

Total assets less current liabilities	20,233	18,125	20,206

Non current liabilities
Loans and other borrowings	11,878	10,584	12,365
Derivative financial instruments	649	992	711
Other payables	800	728	794
Deferred tax liabilities	1,599	1,736	1,728
Retirement benefit obligations	8,053	958	3,973
Provisions	427	267	466
	23,406	15,265	20,037

Capital and reserves
Called up share capital	408	408	408
Reserves	(3,600)	2,429	(266)
Total equity shareholders' (deficit) funds	(3,192)	2,837	142
Minority interests	19	23	27
Total (deficit) equity	(3,173)	2,860	169

	20,233	18,125	20,206

1 Restated, see Note 1.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of preparation and accounting policies

These condensed consolidated financial statements ("the financial statements") comprise the financial results of BT Group plc for the quarter to 30 June 2009 and 2008.

Except as described below, the financial statements have been prepared in accordance with the accounting policies as set out in the financial statements for the year to 31 March 2009 and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value.

The financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year to 31 March 2009 were approved by the Board of Directors on 13 May 2009, published on 27 May 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985. The financial statements for the quarter to 30 June 2009 have been reviewed by the auditors and their review opinion is on page 24. The financial statements should be read in conjunction with the annual financial statements for the year to 31 March 2009.

The following new standards, amendments to new standards and interpretations which are relevant for the group have been adopted with effect from 1 April 2009:

•	IAS 1 (revised), 'Presentation of financial statements';

•	IAS 23 (amended), 'Borrowing costs';

•	IFRS 2, 'Share-based Payment - vesting conditions and cancellations';

•	IFRS 8, 'Operating segments';

•	IFRIC 12, 'Service concession arrangements';

•	IFRIC 13, 'Customer loyalty programmes'; and

•	IFRIC 16, 'Hedges of a net investment in a foreign operation'.

The adoption of the amendment to IFRS 2 'Share-based Payment - vesting conditions and cancellations' has resulted in a change in the group's accounting policy for share based payments. The amendment clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the group or the counterparty, this must be treated as a cancellation. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the income statement with the credit recognised directly in equity. Hence the overall impact on net assets and cash flow is nil. Prior to the adoption of the amendment to IFRS 2 the monthly savings requirement under the group's all employee sharesave plans was classified as a vesting condition and any cancellations made by employees prior to the normal vesting date resulted in the reversal of all charges recognised to date.

None of the other new standards, amendments or interpretations referred to above has a significant impact on the group's results.

Restatements - impact of new accounting standards

The amendment to IFRS 2 requires retrospective adoption and hence the quarterly and annual comparative periods for FY 2008/09 have been restated. Due to the change in accounting policy as explained above, this has resulted in a reduction in EBITDA of £16m for Q1 2008/09, £22m for Q2 2008/09, £35m for Q3 2008/09, £37m for Q4 2008/09 and £110m for FY 2008/09. The impact of these changes on all relevant income statement line items is shown in Note 14. The restatements have been included in the 'Other' segment.

The adoption of IAS 1 (revised), 'Presentation of financial statements' has resulted in a change in accounting policy applied to the classification of derivatives which have not been allocated to a specific hedge relationship. Where such derivatives have a maturity of and are expected to be held for more than twelve months after the reporting period, they will now be presented as non current assets or liabilities. Prior period balance sheets have been reclassified to be on a consistent basis.  The impact of these changes on all relevant balance sheet line items is shown in Note 14.

Restatements - internal changes

We have also restated the line of business 2008/09 income statement comparatives for the impact of customer account moves between BT Global Services and BT Retail and other internal trading model changes effective from 1 April 2009. The impact of these changes on the line of business results is shown in Note 14. These restatements have no impact on total group results.

2	Operating results - by line of business

					Group
	External	Internal	Group	EBITDA [1]	operating
	revenue	revenue	revenue		profit (loss) [1]
	£m	£m	£m	£m	£m
First quarter to 30 June 2009
BT Global Services	2,079	-	2,079	62	(124)
BT Retail	2,027	83	2,110	476	359
BT Wholesale	836	306	1,142	320	149
Openreach	280	1,026	1,306	503	302
Other	13	-	13	10	(53)
Intra-group items[2]	-	(1,415)	(1,415)	-	-
Total	5,235	-	5,235	1,371	633

First quarter to 30 June 2008 [3]
BT Global Services	1,994	-	1,994	182	1
BT Retail	2,090	68	2,158	377	277
BT Wholesale	849	307	1,156	324	154
Openreach	237	1,069	1,306	491	307
Other	7	-	7	43	(13)
Intra-group items[2]	-	(1,444)	(1,444)	-	-
Total	5,177	-	5,177	1,417	726

1  Before specific items and leaver costs.
2  Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
3  Restated - see Note 1 for details.

3 Capital expenditure - by line of business

	First quarter to 30 June
	2009	2008	Change
	£m	£m	£m	%
BT Global Services	131	245	(114)	(47)
BT Retail	81	127	(46)	(36)
BT Wholesale	71	120	(49)	(41)
Openreach	203	227	(24)	(11)
Other	73	83	(10)	(12)
	559	802	(243)	(30)

The above table reflects a revised methodology for allocating shared infrastructure capital expenditure to the market facing lines of business. This methodology will be used on a consistent basis going forward. 'Other' comprises capital expenditure relating to the group's regulatory, property, fleet and corporate operations.

4	(a)	Operating costs

	First quarter to 30 June
	2009	2008 [1]
	£m	£m
Staff costs before leaver costs	1,266	1,386
Leaver costs	45	73
Staff costs	1,311	1,459
Own work capitalised	(144)	(158)
Net staff costs	1,167	1,301
Depreciation and amortisation	738	691
Payments to telecommunication operators	1,048	1,037
Other operating costs	1,773	1,585
Total before specific items	4,726	4,614
Specific items (Note 5)	41	27
Total	4,767	4,641

1   Restated - see Note 1 for details

    (b) Leaver costs

	First quarter to 30 June
	2009	2008
	£m	£m
BT Global Services	-	6
BT Retail	6	3
BT Wholesale	-	-
Openreach	28	4
Other	11	60
Total	45	73

5	Specific items

BT separately identifies and discloses any significant one-off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

	First quarter to 30 June
	2009	2008
	£m	£m
BT Global Services restructuring charges	41	-
Group transformation and reorganisation costs	-	27
Net specific items charge before tax	41	27
Tax credit on specific items	(11)	(8)
Net specific items charge after tax	30	19

6     Net finance expense

	First quarter to 30 June
	2009	2008
	£m	£m
Finance expense¹ before pension interest	215	219
Interest on pension scheme liabilities	552	577
Finance expense	767	796

Finance income before pension income	(1)	(11)
Expected return on pension scheme assets	(483)	(655)
Finance income	(484)	(666)

Net finance expense	283	130

Net finance expense before pensions	214	208
Net interest expense (income) on pensions	69	(78)
Net finance expense	283	130

1   Finance expense in the first quarter to 30 June 2009 includes a £1m net credit (30 June 2008: £3m), respectively, arising from the re-measurement of financial instruments on a fair value basis which under IAS 39, are not in hedging relationships.

7 (a)	Earnings per share

The basic earnings per share is calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account. The average number of shares in the periods were:

	First quarter to 30 June
	2009	2008
	millions of shares
Basic	7,735	7,731
Diluted	7,814	7,856

7 (b)	Reconciliation of adjusted earnings per share

	First quarter to 30 June
	2009	2008 [1]
		pence per share
Reported earnings per share	2.8	4.9
Per share impact of:
- Leaver costs	0.4	0.7
- Specific items	0.4	0.2
- Net interest expense (income) on pensions	0.6	(0.7)
Adjusted earnings per share	4.2	5.1

1   Restated - see Note 1 for details

8	(a)	Reconciliation of profit before tax to cash generated from operations

	First quarter to 30 June
	2009	2008 [1]
	£m	£m
Profit before tax	272	497
Depreciation and amortisation	738	691
Net finance expense	283	130
Decrease in net working capital	(599)	(962)
Associates and joint ventures	(8)	(1)
Provisions movements, pensions and other non-cash movements	(57)	32
Cash generated from operations	629	387

1   Restated - see Note 1 for details

(b)	Free cash flow

	First quarter to 30 June
	2009	2008
	£m	£m
Cash generated from operations	629	387
Income taxes received	210	-
Net cash inflow from operating activities	839	387
Included in cash flows from investing activities
Net purchase of property, plant, equipment and software	(678)	(836)
Dividends received from associates	1	-
Interest received	1	7
Included in cash flows from financing activities
Interest paid	(285)	(292)
Free cash flow	(122)	(734)

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

(c)	Cash and cash equivalents

	First quarter to 30 June
	2009	2008
	£m	£m
Cash at bank and in hand	381	577
Short term deposits	76	459
Cash and cash equivalents	457	1,036
Bank overdrafts	(10)	(194)
Total	447	842

9	Net debt

Net debt at 30 June 2009 was £10,517m (31 March 2009: £10,361m, 30 June 2008: £10,581m). Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis, current asset investments and cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future undiscounted cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made from the re-measurement of hedged risks under fair value hedges and the use of the effective interest method as required by IAS 39. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

(a)	Analysis of net debt

	First quarter to 30 June
	2009	2008
	£m	£m
Loans and other borrowings	12,940	11,834
Cash and cash equivalents	(457)	(1,036)
Investments	(996)	(302)
	11,487	10,496
Adjustments:
To re-translate currency denominated balances at
swapped rates where hedged	(728)	277
To recognise borrowings at net proceeds adjusted to amortise discount and investments at the lower of cost and net realisable value	(242)	(192)
Net debt	10,517	10,581

After allocating the element of the adjustments which impacts loans and other borrowings, gross debt at 30 June 2009 was £11,970m (30 June 2008: £11,738m, 31 March 2009: £11,663m). The adjustment to re-translate currency denominated balances at swapped rates where hedged reflects the foreign exchange impact of currency swaps which offset the foreign exchange movement on revaluing currency loans and borrowings.

(b)	Reconciliation of movement in net debt

	First quarter to 30 June
	2009	2008
	£m	£m
Net debt at beginning of period	10,361	9,460
Increase in net debt resulting from cash flows	135	1,099
Net debt assumed or issued on acquisitions	-	18
Currency movements	25	1
Other non-cash movements	(4)	3
Net debt at end of period	10,517	10,581

10	Statement of changes in equity

	First quarter to 30 June
	2009	2008
	£m	£m
Shareholders' funds	142	5,409
Minority interest	27	23
Equity at beginning of period	169	5,432

Total comprehensive loss for the period	(3,357)	(2,420)
Share-based payment	19	35
Net sale (purchase) of treasury shares	1	(186)
Minority interest	(5)	(1)
Net changes in equity for the period	(3,342)	(2,572)

Equity at end of period
Shareholders' (deficit) funds	(3,192)	2,837
Minority interest	19	23
Total (deficit) equity	(3,173)	2,860

11         Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	First quarter to 30 June
	2009	2008
	£m	£m
Operating profit	547	626
Depreciation and amortisation (Note 4(a))	738	691
Leaver costs (Note 4(b))	45	73
Specific items (Note 5)	41	27
EBITDA before specific items and leaver costs	1,371	1,417

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items and leaver costs is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

12	Reconciliation of adjusted profit before tax

	First quarter to 30 June
	2009	2008
	£m	£m
Reported profit before tax	272	497
Leaver costs (Note 4(b))	45	73
Specific items (Note 5)	41	27
Net interest on pensions (Note 6)	69	(78)
Adjusted profit before tax	427	519

13	Dividends

BT's final dividend of 1.1 pence per share for the 2008/09 financial year will be paid on 7 September 2009 to shareholders on the register on 14 August 2009. The ex-dividend date is 12 August 2009.

14    Prior period restatements

(a)	Customer account moves and trading model changes (before leaver costs, specific items and contract and financial review charges)

	As reported - 2008/09					Adjustments					Restated - 2008/09
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Services
Revenue	2,052	2,157	2,253	2,366	8,828	(58)	(62)	(59)	(62)	(241)	1,994	2,095	2,194	2,304	8,587
EBITDA	195	119	17	43	374	(13)	(14)	(10)	(11)	(48)	182	105	7	32	326

Retail
Revenue	2,109	2,127	2,134	2,101	8,471	49	49	46	48	192	2,158	2,176	2,180	2,149	8,663
EBITDA	368	421	428	435	1,652	9	8	6	7	30	377	429	434	442	1,682

Wholesale
Revenue	1,156	1,168	1,183	1,151	4,658	-	-	-	-	-	1,156	1,168	1,183	1,151	4,658
EBITDA	322	320	319	311	1,272	2	4	2	3	11	324	324	321	314	1,283

Openreach
Revenue	1,306	1,303	1,329	1,293	5,231	-	-	-	-	-	1,306	1,303	1,329	1,293	5,231
EBITDA	491	489	533	512	2,025	-	-	-	-	-	491	489	533	512	2,025

Other
Revenue	7	11	11	13	42	-	1	(1)	(2)	(2)	7	12	10	11	40
EBITDA	57	80	39	53	229	2	2	2	1	7	59	82	41	54	236

Intra-group items
Revenue	(1,453)	(1,463)	(1,473)	(1,451)	(5,840)	9	12	14	16	51	(1,444)	(1,451)	(1,459)	(1,435)	(5,789)
EBITDA	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL
Revenue	5,177	5,303	5,437	5,473	21,390	-	-	-	-	-	5,177	5,303	5,437	5,473	21,390
EBITDA	1,433	1,429	1,336	1,354	5,552	-	-	-	-	-	1,433	1,429	1,336	1,354	5,552

   14  (b)  Accounting standards

IFRS 2 (amended) [1]	As reported - 2008/09					IFRS 2 (amended) adjustment					Restated - 2008/09
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
Share-based payment	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m	£m	£m	£m	£m

Adjusted EBITDA [2]	1,433	1,429	1,336	1,354	5,552	(16)	(22)	(35)	(37)	(110)	1,417	1,407	1,301	1,317	5,442
EBITDA	1,333	1,355	967	(354)	3,301	(16)	(22)	(35)	(37)	(110)	1,317	1,333	932	(391)	3,191
Profit after tax	398	400	97	(976)	(81)	(16)	(22)	(35)	(37)	(110)	382	378	62	(1,013)	(191)

Basic earnings per share (p)	5.1	5.2	1.3	(12.6)	(1.1)	(0.2)	(0.3)	(0.5)	(0.5)	(1.4)	4.9	4.9	0.8	(13.1)	(2.5)
Diluted earnings per share (p)	5.1	5.2	1.3	(12.6)	(1.1)	(0.3)	(0.3)	(0.5)	(0.4)	(1.4)	4.8	4.9	0.8	(13.0)	(2.5)

IAS 1 (revised) [1]	As reported - 2008/09					IAS 1 (revised) adjustment					Restated - 2008/09
	Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4		Q1	Q2	Q3	Q4
Derivatives classification	£m	£m	£m	£m		£m	£m	£m	£m		£m	£m	£m	£m

Non Current Assets	281	345	2,730	2,456		-	5	104	86		281	350	2,834	2,542
Current Assets	16	86	470	244		-	(5)	(104)	(86)		16	81	366	158
Current Liabilities	(213)	(267)	(373)	(340)		191	198	309	284		(22)	(69)	(64)	(56)
Non Current liabilities	(801)	(464)	(491)	(427)		(191)	(198)	(309)	(284)		(992)	(662)	(800)	(711)

Total	(717)	(300)	2,336	1,933		-	-	-	-		(717)	(300)	2,336	1,933

1  See Note 1 for further explanation.
2  Before leaver costs, specific items and contract and financial review charges.

Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue, operating cost and capital expenditure reduction, and free cash flow and EBITDA; progress in Global Services; plans for future networks and roll out of super fast broadband; and the liquidity and funding position.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; the aims of the Global Services' revised operating model and restructuring plan not being achieved; completion of the pension fund actuarial valuation; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

                                                          Independent review report to BT Group plc on the interim financial information

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the three months ended 30 June 2009, which comprises the group income statement, group statement of comprehensive income, group cash flow statement, group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with note 1 of the interim financial report, "Basis of preparation and accounting policies".

The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The accounting policies which have been applied to prepare the condensed set of financial statements, included in this interim financial report, are the same as those used for the preparation of the consolidated financial statements for the year ended 31 March, 2009.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 30 June 2009 is not prepared, in all material respects, in accordance with note 1 of the interim financial report, "Basis of preparation and accounting policies".

PricewaterhouseCoopers LLP, Chartered Accountants

London
29 July 2009

Note:

The maintenance and integrity of the group's website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 30 July 2009